
PRIVA

Finally, a better way to travel: Door-to-door, private, connected.

www.travelpriva.com

Priva's mission is to transform regional mobility with an unparalleled experience: door-to-door, private, and fully connected.

Priva matches demand for outbound and return legs under 300 miles to create commuter flight-disrupting prices.

Problem

Regional travel modes are full of pain points.

Flying, driving, trains and buses are all unproductive.

Regardless of mode, total travel time is 3-4 hours each way.


110

Market

The top 62 US flight routes under 300 miles are a $9.6B market annually.

Regional travel is much larger including trains, buses, rental and personal cars.



SEA
GEG
PDX
PSC
MFR
LAS
LAX
PSP
PHX
ASE
DEN
FAR
MSP
FSD
DSM
MSN
GRB
CID
CHI
MIL
MCI
STL
GRR
DTW
IND
DAY
CMH
CVG
SDF
BUF
SYR
PIT
BOS
BDL
PVD
PHL
NYC
WAS
RIC
ORF
TRI
TYS
BNA
CLT
RDU
ILM
MYR
CHS
CAE
HSV
ATL
MGM
SAV
ECP
TLH
MCO
TPA
MIA/FLL
OKC
TUL
DFW
SHV
AUS
SAT
HOU
CRP
Passenger flights per year
1M+
500K - 1M
250K - 500K
100K - 250K

Solution

Door-to-door in connected, private vehicles optimized for productivity, collaboration and rest.

Regional travel in Uber/Lyft occurs, but is a worse experience and return miles are empty.

Priva pairs demand both ways to reduce cost.



Economics

Priva's price is $2/mile, similar to 2 average airfares; groups of 3-4 save money.

With passenger(s) on just one leg, round trip variable costs are covered.

With outbound and return passenger(s), the return fare is gross margin.


Variable costs
Revenues
Return:
$1/mile
Outbound:
$1/mile
$0.15 other*
$0.15 fuel
$0.33 driver
$0.37 vehicle
Return
(if filled):
$2/mile
Outbound:
$2/mile

*Other includes: insurance, maintenance, snacks, beverages, rewards, WiFi

Opportunity

Partners and technology will slash Priva's costs - enabling price reduction and wide scale adoption.

Through the commercialization of self-driving, commuter flights will disappear.


Cost per mile reduction
$1.00
Today
$0.93
Upfit cost optimization
$0.85
Electric powertrain
$0.70
Self-driving tech

Beyond cost reductions shown - pricing can further be reduced as % of return trips filled increases

Values shown are at today's tech costs - which will decrease significantly through commercialization

Co-founders



Dagan Mishoulam, CEO

Dagan lives in Chicago with his wife Christine and two sons; Senna (3) and Lucca (9 months)

MBA Chicago Booth School of Business ('12)

MSME Oakland University ('06)

BSME Michigan State University ('04)

Senior leadership experience at startup electric vehicle automaker

Project Manager in management consulting focusing on mobility, automotive and innovation

Engineering and program management experience at Chrysler and in the automotive supply chain



Ryan Gee, COO

Ryan lives in Washington DC while his wife Caroline completes law school, then will relocate

MBA Harvard Business School ('15)

BSME, BSEE Kettering University ('11)

Leadership and deal experience at startup electric vehicle automaker

Senior Consultant in management consulting focusing on automotive strategy

Engineering and finance experience at GM and in the automotive supply chain

Milestones

Q4 2017
Successful business model pilot with black SUVs (e.g. Ford Expeditions)

Q1 2018
Built in-house tech, first upfit vans (Mercedes-Benz Sprinters) designed and ordered

Q2 2018
Rollout of first upfit van to customers in May; vehicle utilization approx. 3 days/week

Q3 2018
Enter Techstars Mobility accelerator, plan to close pre-seed round and grow fleet to approx. 12 vehicles

Q4 2018
Hire initial team and scale throughout launch market (MidWest) and to key US markets



Priva

HQ Chicago